APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

JBK Ventures LLC dba Meadows Italiano
Balance Sheet - unaudited
For the period ended FEB 28, 2021

	Current Period		Prior Period	
	31-Jan-21		**28-Feb-21**	
ASSETS				
Current Assets:				
Cash	$	15,000.00	$	30,000.00
Petty Cash		500.00		500.00
Accounts Receivables		-		-
Inventory		200.00		200.00
Prepaid Expenses		1,000.00		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		16,700.00		30,700.00
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		35,000.00		20,000.00
Computer Equipment		2,000.00		2,000.00
Vehicles		20,000.00		20,000.00
Less: Accumulated Depreciation		(11,000.00)		(10,000.00)
Total Fixed Assets		46,000.00		32,000.00
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	**62,700.00**	$	**62,700.00**
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		62,700.00	62,700.00
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		62,700.00	62,700.00
TOTAL LIABILITIES & EQUITY	$	**62,700.00**	$	**62,700.00**
Balance Sheet Check		-	-

I, Jayson M Poluka, certify that:

1. The financial statements of JBK Ventures LLC included in this Form are true and complete in all material respects; and
2. The tax return information of JBK Ventures LLC has not been included in this Form as JBK Ventures LLC was formed on 10/16/2020 and has not filed a tax return to date.

Signature   _Jayson M Poluka_

Name: Jayson M Poluka

Title: Manager, Owner